PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

28 June 2006

ASX ANNOUNCEMENT


RE: NON-EXECUTIVE DIRECTORS' SHARE TRANSACTIONS


The Company has today lodged Appendix 3Y's with the ASX in relation to the divestment of the Company's shares by four Non-Executive Directors. The Directors have informed the Company that the divestment was solely due to the repayment of personal loan agreements each Director entered into independently in May 2005.

The personal loans were used to finance the Directors' exercise of the May 2005 $2.50 options. The financier has now placed a call on repayment of funds leading to each Directors decision to divest some or all of their stock.

These transactions do not coincide with any material events or change in Company strategy.

The Directors remain united and fully supportive in Progen's current strategic direction. This is evidenced by the Directors continuing to hold shares in Progen as follows:

                         --------------------------------
                         Stephen Chang            736,424
                         --------------------------------
                         Malvin Eutick             15,000
                         --------------------------------
                         John Zalcberg             15,849
                         --------------------------------
                         Patrick Burns                500
                         --------------------------------

ENDS

ENQUIRIES:
Mr Stephen Chang                             Mr Linton Burns
Executive Chairman                           Company Secretary
Tel: 61-7-3842 3333                          Tel: 61-7-3842 3333

                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------

                                                                    Rule 3.19A.2

                                  APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as
available.   Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY  PROGEN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
ABN             82 010 975 612

--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR     Dr Stanley Chang
--------------------------------------------------------------------------------
DATE OF LAST NOTICE  24 May 2005

--------------------------------------------------------------------------------

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

-----------------------------------------------------------------------------------------------------------------------
DIRECT OR INDIRECT INTEREST                                                 Direct

-----------------------------------------------------------------------------------------------------------------------
NATURE OF INDIRECT INTEREST                                                 N/A
(INCLUDING REGISTERED HOLDER)
Note: Provide details of the circumstances giving rise to the relevant interest.
-----------------------------------------------------------------------------------------------------------------------
DATE OF CHANGE                                                              26 June 2006

-----------------------------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD PRIOR TO CHANGE                                      100,000 ordinary fully paid shares.

-----------------------------------------------------------------------------------------------------------------------
CLASS                                                                       Ordinary fully paid shares.

-----------------------------------------------------------------------------------------------------------------------
NUMBER ACQUIRED                                                             Nil

-----------------------------------------------------------------------------------------------------------------------
NUMBER DISPOSED                                                             100,000 ordinary fully paid shares.

-----------------------------------------------------------------------------------------------------------------------
VALUE/CONSIDERATION                                                         $2.88 per fully paid ordinary share.
Note:  If consideration is  non-cash, provide details  and  estimated valuation

-----------------------------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD AFTER CHANGE                                         Nil

-----------------------------------------------------------------------------------------------------------------------
NATURE OF CHANGE                                                            100,000 fully paid ordinary shares disposed
Example: on-market trade, off-market trade, exercise of options, issue of   of via an off-market transfer
securities under dividend reinvestment plan, participation in buy-back

-----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/03/2002                                                    Appendix 3Y Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------
DETAIL OF CONTRACT                                           N/A

--------------------------------------------------------------------------------
NATURE OF INTEREST                                           N/A

--------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER                                    N/A
(IF ISSUED SECURITIES)

--------------------------------------------------------------------------------
DATE OF CHANGE                                               N/A

--------------------------------------------------------------------------------
NO. AND CLASS OF SECURITIES TO WHICH INTEREST RELATED        N/A
PRIOR TO CHANGE
Note: Details are only required for a contract in relation
to which the interest has changed

--------------------------------------------------------------------------------
INTEREST ACQUIRED                                            N/A

--------------------------------------------------------------------------------
INTEREST DISPOSED                                            N/A

--------------------------------------------------------------------------------
VALUE/CONSIDERATION                                          N/A
Note: If consideration is non-cash, provide details and
an estimated valuation

--------------------------------------------------------------------------------
INTEREST AFTER CHANGE                                        N/A

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y Page 2                                                    11/03/2002

                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------

                                                                    Rule 3.19A.2

                                  APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as
available.   Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY  PROGEN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
ABN             82 010 975 612

--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR     Dr Malvin Eutick
--------------------------------------------------------------------------------
DATE OF LAST NOTICE  5 January 2006

--------------------------------------------------------------------------------

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------------------------------------------------
DIRECT OR INDIRECT INTEREST                                                 Direct

--------------------------------------------------------------------------------------------------------------------------
NATURE OF INDIRECT INTEREST                                                 N/A
(INCLUDING REGISTERED HOLDER)
Note: Provide details of the circumstances giving rise to the relevant interest.
--------------------------------------------------------------------------------------------------------------------------
DATE OF CHANGE                                                              26 June 2006

--------------------------------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD PRIOR TO CHANGE                                      100,000 ordinary fully paid shares.

--------------------------------------------------------------------------------------------------------------------------
CLASS                                                                       Ordinary fully paid shares.

--------------------------------------------------------------------------------------------------------------------------
NUMBER ACQUIRED                                                             N/A

--------------------------------------------------------------------------------------------------------------------------
NUMBER DISPOSED                                                             85,000 ordinary fully paid shares.

--------------------------------------------------------------------------------------------------------------------------
VALUE/CONSIDERATION                                                         $2.88 per fully paid ordinary share.
Note:  If consideration is  non-cash, provide details  and  estimated valuation
--------------------------------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD AFTER CHANGE                                         15,000 ordinary fully paid shares.

--------------------------------------------------------------------------------------------------------------------------
NATURE OF CHANGE                                                            85,000 fully paid ordinary shares disposed of
Example: on-market trade, off-market trade, exercise of options, issue of   via an off-market transfer.
securities under dividend reinvestment plan, participation in buy-back

--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/03/2002                                                    Appendix 3Y Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------
DETAIL OF CONTRACT                                           N/A

--------------------------------------------------------------------------------
NATURE OF INTEREST                                           N/A

--------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER                                    N/A
(IF ISSUED SECURITIES)

--------------------------------------------------------------------------------
DATE OF CHANGE                                               N/A

--------------------------------------------------------------------------------
NO. AND CLASS OF SECURITIES TO WHICH INTEREST  RELATED       N/A
PRIOR TO CHANGE
Note: Details are only required for a contract in relation
to which the interest has changed

--------------------------------------------------------------------------------
INTEREST ACQUIRED                                            N/A

--------------------------------------------------------------------------------
INTEREST DISPOSED                                            N/A

--------------------------------------------------------------------------------
VALUE/CONSIDERATION                                          N/A
Note: If consideration is non-cash, provide details and
an estimated valuation

--------------------------------------------------------------------------------
INTEREST AFTER CHANGE                                        N/A

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y Page 2                                                    11/03/2002

                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------

                                                                    Rule 3.19A.2

                                  APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as
available.   Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY  PROGEN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
ABN             82 010 975 612

--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR     Professor John Zalcberg
--------------------------------------------------------------------------------
DATE OF LAST NOTICE  5 January 2006

--------------------------------------------------------------------------------

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

-----------------------------------------------------------------------------------------------------------------------
DIRECT OR INDIRECT INTEREST                                                 Direct

-----------------------------------------------------------------------------------------------------------------------
NATURE OF INDIRECT INTEREST                                                 N/A
(INCLUDING REGISTERED HOLDER)
Note: Provide details of the circumstances giving rise to the relevant interest.

-----------------------------------------------------------------------------------------------------------------------
DATE OF CHANGE                                                              26 June 2006

-----------------------------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD PRIOR TO CHANGE                                      115,849 ordinary fully paid shares.

-----------------------------------------------------------------------------------------------------------------------
CLASS                                                                       Ordinary fully paid shares.

-----------------------------------------------------------------------------------------------------------------------
NUMBER ACQUIRED                                                             Nil

-----------------------------------------------------------------------------------------------------------------------
NUMBER DISPOSED                                                             100,000 ordinary fully paid shares.

-----------------------------------------------------------------------------------------------------------------------
VALUE/CONSIDERATION                                                         $2.88 per fully paid ordinary share.
Note:  If consideration is  non-cash, provide details  and  estimated
Valuation

-----------------------------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD AFTER CHANGE                                         15,849 ordinary fully paid shares

-----------------------------------------------------------------------------------------------------------------------
NATURE OF CHANGE                                                            100,000 fully paid ordinary shares disposed
Example: on-market trade, off-market trade, exercise of options, issue of   of via an off-market transfer.
securities under dividend reinvestment plan, participation in buy-back
-----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/03/2002                                                    Appendix 3Y Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------
DETAIL OF CONTRACT                                           N/A

--------------------------------------------------------------------------------
NATURE OF INTEREST                                           N/A

--------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER                                    N/A
(IF ISSUED SECURITIES)

--------------------------------------------------------------------------------
DATE OF CHANGE                                               N/A

--------------------------------------------------------------------------------
NO. AND CLASS OF SECURITIES TO WHICH INTEREST RELATED        N/A
PRIOR TO CHANGE
Note: Details are only required for a contract in relation
to which the interest has changed

--------------------------------------------------------------------------------
INTEREST ACQUIRED                                            N/A

--------------------------------------------------------------------------------
INTEREST DISPOSED                                            N/A

--------------------------------------------------------------------------------
VALUE/CONSIDERATION                                          N/A
Note: If consideration is non-cash, provide details and
an estimated valuation

--------------------------------------------------------------------------------
INTEREST AFTER CHANGE                                        N/A

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y Page 2                                                    11/03/2002

                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------

                                                                    Rule 3.19A.2

                                  APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as
available.   Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY  PROGEN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
ABN             82 010 975 612

--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR     Patrick Burns

--------------------------------------------------------------------------------
DATE OF LAST NOTICE  5 January 2006

--------------------------------------------------------------------------------

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

-----------------------------------------------------------------------------------------------------------------------
DIRECT OR INDIRECT INTEREST                                                 Direct

-----------------------------------------------------------------------------------------------------------------------
NATURE OF INDIRECT INTEREST                                                 N/A
(INCLUDING REGISTERED HOLDER)
Note: Provide details of the circumstances giving rise to the relevant interest.

-----------------------------------------------------------------------------------------------------------------------
DATE OF CHANGE                                                              26 June 2006

-----------------------------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD PRIOR TO CHANGE                                      100,500 ordinary fully paid shares.

-----------------------------------------------------------------------------------------------------------------------
CLASS                                                                       Ordinary fully paid shares.

-----------------------------------------------------------------------------------------------------------------------
NUMBER ACQUIRED                                                             Nil

-----------------------------------------------------------------------------------------------------------------------
NUMBER DISPOSED                                                             100,000 ordinary fully paid shares.

-----------------------------------------------------------------------------------------------------------------------
VALUE/CONSIDERATION                                                         $2.88 per fully paid ordinary share.
Note:  If consideration is  non-cash, provide details  and  estimated valuation

-----------------------------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD AFTER CHANGE                                         500 ordinary fully paid shares.

-----------------------------------------------------------------------------------------------------------------------
NATURE OF CHANGE                                                            100,000 fully paid ordinary shares disposed
Example: on-market trade, off-market trade, exercise of options, issue of   of via an off-market transfer.
securities under dividend reinvestment plan, participation in buy-back

-----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/03/2002                                                    Appendix 3Y Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------
DETAIL OF CONTRACT                                           N/A

--------------------------------------------------------------------------------
NATURE OF INTEREST                                           N/A

--------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER                                    N/A
(IF ISSUED SECURITIES)

--------------------------------------------------------------------------------
DATE OF CHANGE                                               N/A

--------------------------------------------------------------------------------
NO. AND CLASS OF SECURITIES TO WHICH INTEREST RELATED        N/A
PRIOR TO CHANGE
Note: Details are only required for a contract in relation
to which the interest has changed

--------------------------------------------------------------------------------
INTEREST ACQUIRED                                            N/A

--------------------------------------------------------------------------------
INTEREST DISPOSED                                            N/A

--------------------------------------------------------------------------------
VALUE/CONSIDERATION                                          N/A
Note: If consideration is non-cash, provide details and
an estimated valuation

--------------------------------------------------------------------------------
INTEREST AFTER CHANGE                                        N/A

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y Page 2                                                    11/03/2002